UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grove Collaborative Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D102
(CUSIP Number)

Barbara Wallace
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111
(800) 231-8527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39957D102	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Stuart Landesberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,827,206 (1)

	8	SHARED VOTING POWER
682,422 (2)

	9	SOLE DISPOSITIVE POWER
9,827,206 (1)

	10	SHARED DISPOSITIVE POWER
682,422 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,509,628 (1),(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes (i) 1,057,640 shares of Class B Common Stock, (ii) 2,653,531 shares of Class B Common Stock obtainable upon exercise of options, (iii) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants, and (iv) 6,101,675 shares of Class A Common Stock obtainable upon vesting and settlement of restricted stock units (“RSUs”).

(2)	This amount includes 682,322 shares of Class B Common Stock.

(3)
Calculation is based on the sum of (i) 70,758,404 shares of Class A Common Stock outstanding as of October 14, 2022, as provided by the Issuer, plus (ii) 1,739,962 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 2,653,531 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of vested options, (iv) 11,760 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of warrants, and (v) 6,101,675 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (ii) through (v) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 39957D102	Page 3 of 4 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.  This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2022 (together with this Amendment No. 1, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 26, 2022, the Issuer made an offer (the “Tender Offer”) to exchange certain eligible options for new RSUs, each one of which represents the right to receive one share of the Issuer’s Class A Common Stock, pursuant to a tender offer statement on Schedule TO filed with the SEC on September 26, 2022, and subject to approval by the Issuer’s board of directors (the “Board”).  The Tender Offer closed on October 21, 2022, and the Board approved the exchange of options for RSUs (the “Exchange”) on October 27, 2022.

In accordance with the terms of the Tender Offer, at the time of the Exchange, the Reporting Person exchanged (i) 4,278,593 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $1.92 per share and an expiration date of May 30, 2029 for 3,565,495 shares of Class A Common Stock obtainable upon vesting and settlement of RSUs, and (ii) 3,677,460 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $3.77 per share and an expiration date of February 14, 2031 for 2,536,180 shares of Class A Common Stock obtainable upon vesting and settlement of RSUs.

Upon tender of each exchanged option in the Exchange, in accordance with the terms of the Tender Offer, the Reporting Person forfeited an aggregate 803,053 unvested shares of Class B Common Stock representing Earnout Shares that were granted in connection with the exchanged options. No additional consideration was paid by the Reporting Person in connection with the Exchange.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 10,509,628 shares of Class A Common Stock, representing approximately 12.9% of the total number of shares of Class A Common Stock outstanding. This amount consists of: (i) 2,600 shares of Class A Common Stock held directly by the Reporting Person; (ii) 100 shares of Class A Common Stock held directly by the Trust; (iii) 1,057,640 shares of Class B Common Stock held directly by the Reporting Person, of which 786,582 are Earnout Shares; (iv) 682,322 shares of Class B Common Stock held directly by the Trust, of which 58,778 are Earnout Shares; (v) 2,653,531 shares of Class B Common Stock obtainable upon exercise of vested options issued directly to the Reporting Person; (vi) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants held directly by the Reporting Person; and (vii) 6,101,675 shares of Class A Common Stock obtainable upon vesting and settlement of RSUs. This amount excludes unvested stock options to acquire 1,017,170 shares of Class B Common Stock, which vest only upon the Class A Common Stock reaching a volume-weighted average price of at least $12.78 per share for 20 trading days or being exchanged for the same value in a corporate transaction.

The foregoing beneficial ownership percentage is based on the sum of (i) 70,758,404 shares of Class A Common Stock outstanding as of October 14, 2022, as provided by the Issuer, plus (ii) 1,739,962 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 2,653,531 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of vested options, (iv) 11,760 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of warrants, and (v) 6,101,675 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (ii) through (v) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) The response to Item 3 is incorporated by reference herein. In addition, since the filing of the original Schedule 13D, the Reporting Person received 523,786 additional Earnout Shares, and The Landesberg Living Trust received 2,965 additional Earnout Shares, each in connection with the redistribution of forfeited Earnout Shares, pursuant to the terms of the Merger Agreement, to other holders of Earnout Shares on a pro rata basis based upon the allocation of Earnout Shares as of the closing of the Business Combination.  Except for transactions reported herein, there have been no transactions in the Issuer’s securities by the Reporting Person in the past sixty days.

CUSIP NO. 39957D102	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stuart Landesberg
Stuart Landesberg

October 31, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).